McGuireWoods LLP 201 North Tryon Street Charlotte, NC 28202 Phone: 704.343.2000 Fax: 704.343.2300 www.mcguirewoods.com

June 8, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Mr. Craig Slivka

Re:	Dynacast International LLC
Dynacast Finance Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed May 10, 2012
File No. 333-179497

Ladies and Gentlemen:

On behalf of Dynacast International LLC and Dynacast Finance Inc., and their parent company, Dynacast International Inc. (together, the “Companies”), we are writing to respond to the comments set forth in the letter of the staff of the Securities and Exchange Commission (the “Staff”) dated May 24, 2012 (the “Comment Letter”), relating to the above-referenced Amendment No.1 to the Registration Statement on Form S-4 (as amended, the “Registration Statement”). We have also revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects these revisions and certain general updates. The Companies will separately deliver to you via overnight courier a copy of this letter and copies of Amendment No. 2, which will be marked to show the revisions.

Set forth below are the Companies’ responses to the Staff’s comments as set forth in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is set forth below in bold text and is followed by the Companies’ response. Page references in the text of this letter correspond to the pages of Amendment No. 2. References in the text of this letter to “Dynacast” refer to Dynacast International Inc. and its consolidated subsidiaries. The responses and information described below are based upon information provided to us by the Companies. We would be pleased to continue to work with the Staff in resolving any matter requiring further attention.

Unaudited Pro Forma Condensed Financial Information, page 54

1.	Please revise the titles of the final line item in your pro forma statements of operations to highlight the fact that it excludes non-recurring charges directly attributable to the transaction.

Response:

In response to the Staff’s comment, the Companies have revised the title of the final line item in the pro forma statements of operations to highlight the fact that it excludes non-recurring charges directly attributable to the transaction. The Companies believe the revised pro forma information and footnotes adequately describe the removal of the non-recurring items directly attributable to the transaction.

The Companies advise the Staff that, in accordance with Article 11 of Regulation S-X, they have updated the unaudited pro forma condensed financial information beginning on page 54 to include an unaudited pro forma statement of operations for the three months ended March 31, 2012 and related footnotes.

Critical Accounting Policies, page 77

General

2.	Please revise your registration statement to also include a critical accounting policy for your valuation of intangible assets, including a discussion of the significant assumptions used in your impairment analyses.

Response:

In response to the Staff’s comment, the Companies have revised the disclosure on page 83 to include a critical accounting policy for the valuation of intangible assets, including a discussion of the significant assumptions used in the impairment analyses.

Financial Statements, page F-1.

General

3.	Please revise your registration statement to provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Response:

In response to the Staff’s comment, the Companies have revised the Registration Statement to include unaudited financial statements for the periods January 1, 2012 to March 31, 2012 and January 1, 2011 to April 3, 2011, and related disclosures, as required by Rule 3-12 of Regulation S-X.

Note 2 – Summary of Significant Accounting Policies, page F-10

Revenue Recognition, page F-13

4.	We note your response to comment 29 in our letter dated March 9, 2012. Please revise your disclosures to indicate the percentage of tooling revenue recognized during each period presented. Please also revise your disclosures to indicate when you recognize amounts you defer related to replacement tools that are not separately priced.

Response:

The Companies advise the Staff that, in instances where Dynacast does not price the cost of replacement tools separately (i.e., the price of the replacement tool is implicitly or explicitly included in the price of the die cast components), Dynacast defers a portion of revenue to reflect the estimated portion of revenue for each die cast component related to the vendor specific objective evidence of selling price for the replacement tool. Dynacast recognizes amounts deferred as net sales when any of the following criteria are met:

•	the production of the related die cast component ends (i.e., end of program life);

•

the die cast component program transitions into service mode in which the normal component production cycle ends and components are only produced for customer on an infrequent basis in limited quantities for maintenance and or service purposes; or

•	the replacement tool is placed into service.

In response to the Staff’s comment, the Companies have revised the discussion of the revenue recognition policy in the Registration Statement under “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Critical Accounting Policies—Revenue Recognition” on page 84 to disclose when deferred revenue related to replacement tools not separately priced is recognized. The Companies also have revised the disclosures in the discussion of net sales under Management’s Discussion and Analysis of Financial Condition and Results of Operation” on pages 65 , 68 and 73 to indicate the percentage of tooling revenue recognized during each period presented.

The Companies advise the Staff that they will include the revised disclosure regarding the revenue recognition policy in their annual financial statements contained in future filings.

*    *    *    *    *

We thank you for your prompt attention to this letter responding to the Comment Letter. Pursuant to a registration rights agreement to which the Companies are parties, penalty interest will accrue on the outstanding notes if the Registration Statement is not declared effective and the exchange offer pursuant thereto is not consummated on or prior to July 13, 2012. In light of this consideration, the Companies would greatly appreciate the Staff’s prompt review of Amendment No. 2 to the Registration Statement. We look forward to hearing from you at your earliest convenience.

Please direct any questions concerning this response letter to the undersigned at (704) 343-2319.

Sincerely,

/s/ Elizabeth G. Wren

Elizabeth G. Wren

EGW:bld

cc:	Adrian D. Murphy
Richard J. Lehman, Jr.
Knut L. Nodeland, Esq.

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